Exhibit 99.1

ASX ANNOUNCEMENT

6 November 2014

Nasdaq notice

Melbourne, Australia; 6 November 2014: Molecular diagnostics (“MDx”) company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) today announced that it received a letter dated 5 November 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital Market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F for the fiscal year ended June 30, 2014 reported stockholders’ equity of approximately USD 1.7 million, the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complies with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rule the Company has 45 calendar days, or until 22 December 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance. This deficiency notice does not immediately affect the Company’s Nasdaq listing.

The relevant Listing Rules are:-

•                  5550(b)(1) — equity standard

•                  5810(c)(c) — deficiency requiring a plan of compliance for staff review

•                  5810(b) — public disclosure

These Rules only apply to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.